Exhibit

Exhibit Description

99.1	Announcement on 2009/12/21: To announce the earthquake of December 19, 2009 has no significant impact on the Company’s financial and business operation

99.2	Announcement on 2009/12/23: Represent subsidiary United Lighting Opto-Electronic Inc. to announce related materials on investment of mainland Chinese company

99.3	Announcement on 2009/12/23: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2009/12/28: To clarify reports on Economic Daily News on December 27, 2009

99.5	Announcement on 2010/01/05: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2010/01/07: To clarify reports on Economic Daily News on January 7, 2010

99.7	Announcement on 2010/01/08 : The Company’s impairment of assets by applying ROC SFAS No. 34

99.8	Announcement on 2010/01/11: UMC will attend investor conferences on 2010/01/12

99.9	Announcement on 2010/01/11: To clarify reports on Economic Daily News on January 11, 2010

99.10	Announcement on 2010/01/18: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on 2010/01/08:December Revenue

99.12	Announcement on 2010/01/15: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

The earthquake of December 19, 2009 has no significant impact on the Company’s financial and business operation

1.Date of occurrence of the event:2009/12/21

2.Company name: United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:The earthquake of December 19, 2009 has no significant impact on the Company’s financial and business operation.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.2

Represent subsidiary United Lighting Opto-Electronic Inc. to announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event:2009/12/23

2.Method of the present increase (decrease) in investment:Invest mainland China company U-Lighting Opto-Electronic (Shan Dong) Inc. by UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED

3.Transaction volume, price per unit, and total monetary amount of the transaction:USD$1,000,000

4.Company name of the invested mainland Chinese company:U-Lighting Opto-Electronic (Shan Dong) Inc.

5.Paid-in capital of said invested mainland Chinese company:USD$0 before capital increase

6.Amount of new capital increment currently planned by said invested mainland Chinese company:USD$1,000,000

7.Main business items of said invested mainland Chinese company: LED lighting manufacturing and sale

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:NA

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:NA

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:NA

11.Amount of actual investment to date in said invested mainland Chinese company:0

12.Counterparty to the transaction and its relationship to the Company: NA

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:Not applicable

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable

15.Gain (or loss) on disposal: Not applicable

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:One-time payment; None

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:By Board of Directors.

18.Broker: None

19.Concrete purpose of the acquisition or disposal:Long-term investment

20.Do the directors have any objection to the present transaction?: None

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$0

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period:0%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:0%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period:0%

25.Total amount of actual investment in the mainland China area to date:USD$0

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:0%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:USD$0

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified:None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/09/10~2009/12/23
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $529,330,024 NTD;total transaction price: $529,330,024 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.4

To clarify reports on Economic Daily News on December 27, 2009

1.Name of the reporting media: Economic Daily News, A3
2.Date of the report:2009/12/27
3.Content of the report: UMC spends NTD10 billion to invest green energy in Mainland China
4.Summary of the information provided by investors: None
5.Company’s explanation of the reportage or provided information:The Company here to clarify that the news was derived from speculation. All of the Company’s investment plans to Mainland China have followed related government regulations and have been published on MOPS.
6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/09/16~2010/01/05
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 578,709,775 NTD;total transaction price: $ 578,709,775 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.6

To clarify reports on Economic Daily News on January 7, 2010
1.Name of the reporting media: Economic Daily News, A2
2.Date of the report:2010/01/07
3.Content of the report: Rumor on ATIC’s acquiring UMC
4.Summary of the information provided by investors: None
5.Company’s explanation of the reportage or provided information:The Company can not comment on media’s speculative reports.
6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.7

The Company’s impairment of assets by applying ROC SFAS No. 34

1.Date of occurrence of the event:2010/01/08
2.Company name:United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”):head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence:none
6.Countermeasures:none
7.Any other matters that need to be specified:(1)Following the impairment test pursuant to ROC SFAS No. 34, the companyhas decided to recognize an other-than-temporary impairment loss, totaling NTD300 millions from holdings of financial assets measured at cost , Taiwan High Speed Rail Corporation Stock-Preferred stocks. (2)This is a non-cash impairment loss, and does not have any impact on the working-capital and cash flow of the company. (3)All figures are unaudited, and have not yet been reviewed by an independent accountant.

Exhibit 99.8

UMC will attend investor conferences on2010/01/12

1.Date of the investor/press conference:2010/01/12
2.Location of the investor/press conference: Beijing, China
3.Financial and business related information:The Company will attend the Access China Conference held by Deutsche Bank from 2010/01/12 to 2010/01/13 in Beijing, China.
4.Any other matters that need to be specified:Please refer to MOPS or Company website for more information.

Exhibit 99.9

To clarify reports on Economic Daily News on January 11, 2010
1.Name of the reporting media: Economic Daily News, A1
2.Date of the report:2010/01/11
3.Content of the report: UMC intends to take over ProMOS 12” FAB in Hsinchu Science Park
4.Summary of the information provided by investors: None
5.Company’s explanation of the reportage or provided information:The Company can not comment on media’s speculative reports.
6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/11/30~2010/01/18
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 537,391,220 NTD;total transaction price: $ 537,391,220 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.11

United Microelectronics Corporation
January 8, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2009.

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
December	Invoice amount	6,816,187	3,295,033	3,521,154	106.86%
2009	Invoice amount	68,007,459	72,656,319	-4,648,860	-6.40%
December	Net sales	9,292,732	4,609,683	4,683,049	101.59%
2009	Net sales	88,617,572	92,530,051	-3,912,479	-4.23%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	25,975,543
UMC’s subsidiaries	0	0	0

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	51,951,085
UMC’s subsidiaries	0	0	0
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	8,525,310	7,500,000
Fair Value	75,366	88,410
Net Profit from Fair Value	15,616	8,049
Written-off Trading Contracts	57,393,721	7,500,000
Realized profit (loss)	147,692	(33,190)

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.12

United Microelectronics Corporation
For the month of December, 2009

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of December, 2009.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of shares	Number of shares held as
		held as of	of
Title	Name	November 30, 2009	December 31, 2009	Changes

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	November 30, 2009	December 31, 2009	Changes